January 15, 2012

Pamela Long

Assistant Director

Jessica Dickerson

Staff Attorney

United States

Securities and Exchange Commission

Washington D.C. 20549

Re:

Bauman Estate Planning, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed December 20, 2011

File No. 333-169960

Dear Ms. Long;

Please find below the Registrant’s response to your comment letter of January 3, 2012.

General

1. We note your response to comment one of our letter dated November 17, 2011, and we reissue the comment in part. Please disclose more fully Mr. Bauman’s involvement with

USA Therapy, Inc. Specifically, please disclose:

•

The development of USA Therapy’s business plan prior to the reverse acquisition of China Printing and Packaging. We note your statement that USA Therapy’s operations were minimal prior to the acquisition, but you do not disclose what steps, if any, were taken to attempt to implement USA Therapy’s business plan prior to the acquisition;

USA Therapy’s initial exploration into the funding needed for purchasing nursing homes demonstrated to management that success was unlikely therefore the company engaged in estate planning to generate revenue until the closing of the China Printing and Packaging transaction.

•

The change in the company’s business plan pursuant to the reverse acquisition. In this regard, we note you disclose the business of China Printing and Packaging, but you do not disclose the business of USA Therapy prior to the acquisition; and

USA Therapy’s initial exploration into the funding needed for purchasing nursing homes demonstrated to management that success was unlikely therefore the company engaged in estate planning to generate revenue until the closing of the China Printing and Packaging transaction.

•

The dates of Mr. Bauman’s tenure with USA Therapy.

May 3, 2007 until August 6, 2010.

We may have additional comments after reviewing your response.

Capitalization, page 8

2. We note your response to comment four of our letter dated November 17, 2011. Since you have now presented financial statements for the period ended September 30, 2011, please update your capitalization table to also be as of September 30, 2011.

Capitalization table updated through Sept. 30, 2011.

Description of Business and Property, page 10

General, page 10

The Company, page 10

3. You now state that Ms. Scott is trained to offer a broad range of estate planning and asset planning services. Please discuss what kind of training Ms. Scott received to offer these services. Additionally, you now state that Mr. Bauman is licensed to offer such services. Please disclose what license Mr. Bauman holds.

Andrea Scot has been a licensed insurance agent since March of 2010.  She has also taken an anti money laundering course. She is currently studying for the Series 65 license.   Ms. Scot has taken numerous courses online on estate planning and asset protection and read numerous books on the subject.  Ms. Scot has worked for Bauman Financial Group for over 2 yrs during which she has assisted in the sale and administration of over 50 trusts, over 100 powers of attorney and over 75 trust amendments.

Mr. Bauman since March 94 has been s a registered investment advisor, licensed insurance agent and has attended over 300 seminars. Mr. Bauman has assisted in the creation of over 2,000 trusts and taken anti money laundering courses and CE credits for the insurance license. Mr. Bauman has attended conferences on advanced estate planning and made hundreds of trust amendments.

Management’s Discussion and Analysis . . . , page 12

Plan of Operation, page 12

4. We note your response to comment six of our letter dated November 17, 2011, and we reissue the comment in part. Please address the following issues:

•

Please ensure your disclosures regarding the current status of your operations are consistent throughout the registration statement. For example, in the services subsection of the business section, you still address services you “will” provide rather than services your currently provide. Additionally, on page F-17, you state that you have no operations to date.

Revised for consistency.

•

You state on page 13 that no additional steps are being taken to further develop the business plan. However, on page 11, you reference expansion efforts. Please reconcile these statements to clarify what, if anything, you are doing to expand or develop your business. If you do intend to expand or further develop your business, please describe the steps you intend to take and the anticipated expenses associated with, as well as the timetable for, such expansion or development.

Revised for consistency.   The Company will expand through growth caused by word of

mouth and local  and national advertising through our website.

•

Please explain the anticipated expenses associated with your planned national advertising campaign as well as how you expect to support a national estate planning operation.

This is through our website and the costs of the website support are approximately $500 per year.

Results of Operations, page 13

5. You disclose that you have reported net income of $1,9425 for the period ended September 30, 2011. Please revise to disclose, if true, that you actually reported net income of $1,942 for the three months ended September 30, 2011.

Typo revised.

Our Management, page 14

Summary Compensation Table, page 16

6. Please confirm your fiscal year end to us, and update your summary compensation table if appropriate.

Summary compensation table revised to reflect Sept. 30 year end.

Compensation of Non-Employee Directors, page 16

7. You now state that you intend, during 2011, to identify qualified candidates to serve on the Board of Directors and to develop a compensation package to offer to board members. Please revise your disclosure to reflect the current status of these intentions.

Due to the length of time to complete the current registration this action has been delayed.   This has been revised to reflect 2012.

Certain Relationships and Related Party Transactions, page 17

8. We note your response to comment ten of our letter dated November 17, 2011. You now disclose in this section and on page II-1 that you issued unregistered shares of your common stock to Ms. Scott at $0.00065 per share for her services. However, your Statement of Changes in Stockholders’ (Deficit) Equity on page F-6 indicates that the shares were actually issued to Ms. Scott at $0.001 per share. Please advise, or revise your disclosures as appropriate.

Revised to consistently disclose $0.001.

Financial Statements for the Period Ended September 15, 2010, page F-1

General

9. We note your response to comment 13 of our letter dated November 17, 2011. It is not clear where you have added disclosure stating in the footnotes to your financial statements when your fiscal year ends. Please advise or revise.

Fiscal year disclosure added.

Financial Statements for the Period Ended September 30, 2011, page F-14

General

10. Given your status as a development stage company, please present a statement of stockholders’ (deficit) equity that includes all activity from your inception through September 30, 2011. Refer to ASC 915-215-45-1.

Stockholder deficit statement added to reflect through Sept. 30, 2011.

Statement of Operations, page F-15

11. Please revise the column heading to clarify that the results of operations are for the nine month period ended September 30, 2011 and not the six month period ended September 30, 2011.

Revised to reflect nine months.

Statement of Cash Flows, page F-16

12. In addition to presenting a statement of cash flows for the period from August 27, 2010 (inception) to September 30, 2011, please also present a statement of cash flows for the nine month period ended September 30, 2011.

Nine month statement of cash flows added.

Exhibit 23.1

13. We note your response to comment 15 of our letter dated November 17, 2011. As previously requested, please make arrangements with your auditors to have them also consent to the reference as experts in auditing and accounting. Please also revise your disclosure on page 20 to refer to your auditors as experts in auditing and accounting, if true.

Disclosure on page 20 added.

Very truly yours,

/s/ Todd Bauman

Todd Bauman, President

Bauman Estate Planning, Inc.

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